Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norw[redacted]
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Terje Andersen, CFO, Telephone +47 22544419
Per Sørlie, Managing Director Chemicals, Telephone +4769119167

Date: 25.10.04

ORK – Restructuring programmes in Orkla's Chemicals division to improve profitability by around NOK 125 million from 2006

Orkla will book a total of NOK 515 million in write-downs and provisions for Denofa (oils/fats and animal feed) and Borregaard Synthesis (fine chemicals) in the third quarter.

In the case of Denofa, NOK 265 million is largely linked to write-downs and provisions at the Fredrikstad plant. Part of this amount is related to further losses in the third quarter in connection with imbalances in the soya market and a provision for winding up the current sourcing operation in Brazil. For Borregaard Synthesis, the restructuring provisions are related to the plants in Italy, the USA and China and amount to NOK 250 million.

After the restructuring processes have been completed in the course of 2005, Borregaard's annual operating profit is expected to improve by approximately NOK 125 million compared with this year. Most of the profit improvement will take place at Denofa, but profit for the fine chemicals business will also improve significantly.

Denofa's markets and operating parameters have deteriorated sharply in recent years and the oils and fats business in particular has made substantial operating losses, despite the improvement processes that have been implemented. Denofa is therefore undergoing a restructuring process in which alternative operating methods and structural solutions are being considered. The closure of operations in Fredrikstad is one possible alternative, especially for the oils and fats refinery. Work is in progress on alternative solutions for further operation of Denofa's extraction plant (animal feed), possibly in cooperation with new partners. The possibilities for new commercial activities on the factory site are being assessed at the same time. However, the amount being posted in the third quarter accounts is considered to be sufficient to cover a full closure of the Fredrikstad factories.

Borregaard's fine chemicals business manufactures fine chemicals for the pharmaceutical industry, the food industry and other selected markets. The company has production plants in Norway, Italy, China and the USA, and its activities are partially integrated through internal deliveries of strategic raw materials. The fine chemicals business is profitable as a whole, but profit at the plants outside Norway has been declining in recent years. A programme is therefore under way to restructure these plants. The measures being considered include sale or

closure of plants, or joint solutions with other players. The restructuring costs that are being posted in the third quarter are expected to cover all the costs of this programme.